EXHIBIT 21
      The following is a list of subsidiaries of the Company as of January 1, 2005. The consolidated financial statements reflect the operations of all subsidiaries as they existed on January 1, 2005.

State or Other
Jurisdiction of
Incorporation or
Name of Subsidiary	Organization

Manufacturera International Apparel, S.A.	Honduras
OshKosh B’Gosh Asia/ Pacific Ltd. (Inactive)	Hong Kong
OshKosh B’Gosh Investments, Inc.	Nevada
OshKosh B’Gosh Retail, Inc.	Delaware
OBG Distribution Company, LLC	Wisconsin
OBG Manufacturing Company	Kentucky
OBG Product Development and Sales, Inc.	Delaware
OshKosh B’Gosh Operations, LLC	Wisconsin
Millennia Manufacturing SRL de CV	Mexico

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